Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-3 for the registration of (i) $400,000,000 of its common and preferred stock, No. 333-68493; (ii) 2,383,284 shares of its common stock, No. 333-70111 and (iii) 1,173,232 shares of its common stock, No. 333-30394 and Form S-8 pertaining to the Amended 1997 Stock Option and Incentive Plan) of SL Green Realty Corp. and in the related Prospectus of our report dated January 28, 2003 (except for Note 23 as to which the date is February 13, 2003) with respect to the consolidated financial statements and schedule of SL Green Realty Corp. included in this Annual Report (Form 10-K) for the year ended December 31, 2002.

                                                                                                                                /s/ Ernst & Young LLP

New York, New York

March 21, 2003